Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03024143

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2003-06-24

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel tendered its Wella stake".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kühn H. Nicolas

dlw 6/30

Encl.



Vccmail	An:
20.06.2003 21:43	Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Entscheidung erforderlich ? ☐ ja	Thema: Press Release "Henkel tendered its Wella stake"



Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel tendered its Wella stake", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel tendered its Wella stake

Düsseldorf – Henkel KGaA, Düsseldorf, has accepted the Voluntary Public Offer of Procter & Gamble Management GmbH, Schwalbach/Taunus concerning Henkel's stake of 6.86 % in the share capital of Wella AG, Darmstadt, (4.99 % of the common shares and 10.38 % of the preferred non voting shares) held through a Henkel subsidiary.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 48,515 employees work for the Henkel Group worldwide. Henkel brands and technologies are available in 125 countries.

June 20, 2003

Contact:

Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484

Sven Jacobsen
Phone: +49-211-797-6321
Fax: +49-211-798-9208

e-mail : press@henkel.com
Internet: www.press.henkel.com, www.henkel.com

Presseinformation

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